File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August, 2006
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑       Form 40-F ☐.
     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐    No ☑ .
     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                    .]

Monthly Sales Report-August 2006	3

Regulated Announcement for the month of August 2006	3 ~ 5

Signatures	6

MACRONIX INTERNATIONAL CO., LTD.
For the month of August 2006
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of August 2006.
     Sales volume (NT$ : Thousand)

Time	Item	2006	2005	Changes	(%)
August	Invoice amount	2,177,886	1,717,370	+460,516	26.82%
August	Net Sales	2,177,406	1,704,665	+472,741	27.73%
     Funds lent to other parties (NT$ : Thousand) :

	Bal. As of	Bal. As of
	July, 2006 end	August, 2006 end	Limit of lending
MXIC	0	0	14,336,285
MXIC’s subsidiaries	0	0	6,409,900
     Endorsements and guarantees (NT$ : Thousand) :

	Limit of endorsement	August	Bal. As of period end
MXIC	14,336,285	0	1,265,005
MXIC’s subsidiaries		0	186,937
MXIC endorses for subsidiaries		0	1,265,005
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0
     Financial derivatives transactions (NT$ : Thousand)
4-1 Trading purpose :

Option
			Sell		Buy
		Future	Call	Put	Call	Put	Forward	Swap	Others
Margin Payment		—	—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—	—
Outstanding Contract	Notional Amount	—	—	—	—	—	—	—	—
	Mark to Market Value	—	—	—	—	—	—	—	—
Expired Contract	Notional Amount	—	—	—	—	—	—	—	1,122,800
	Recognized Amount	—	—	—	—	—	—	—	2,413
4-1 Hedging purpose (for assets / liabilities denominated in foreign currencies): None

MACRONIX INTERNATIONAL CO., LTD.
For the month of August 2006
This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC ; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC ; 3) outstanding units and shares of ADR ; 4) outstanding amount of Convertible Bonds by MXIC for the month of August 2006.
     The trading of directors, supervisors, executive officers and 10% shareholders :

Number of
shares held when
elected (for
Directors,
		Supervisors and	Number of	Number of shares
		Executive	shares held as	held as
Title	Name	Officers)	July 31, 2006	August 31, 2006	Changes
Associate Vice President	Paul Yeh	0	4,421,418	4,341,418	-80,000
     The clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10%shareholders :None
     The pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders :None
     Outstanding units and shares of ADR :

Outstanding of units on	Outstanding of shares	Outstanding of units on	Outstanding of shares
July 31, 2006	on July 30, 2006	August 31, 2006	on August 31, 2006
1,358,595.7	13,585,957	1,333,204.7	13,332,047

MACRONIX INTERNATIONAL CO., LTD.
For the month of August 2006
This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of August 2006.
     The acquisition of assets : None
     The disposal of assets : None

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: September 20, 2006	By: /s/ Paul Yeh

Name: Paul Yeh
Title: Associate Vice President of Finance Center